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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ITC/\DeltaCom, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                  58-2301135
----------------------------------------    ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

1791 O.G. Skinner Drive, West Point, Georgia                  31833
--------------------------------------------       --------------------------
 (Address of principal executive offices)                   (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]

     Securities Act registration statement file number to which this form relates: ___________________ (if applicable)

     Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                  Name of exchange on which
       to be so registered                  each class is to be registered
       -------------------                  ------------------------------

       None.                                None.

     Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
             ------------------------------------------------------
                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered.

     On June 25, 2002, ITC/\DeltaCom, Inc. (the "Company") filed for bankruptcy protection under chapter 11 of title 11 of the Unites States Code, as amended (the "Bankruptcy Code"). The Company's chapter 11 case was administered by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under the case name "In Re ITC/\DeltaCom, Inc," Case No. 02-11848 (MFW).

     The Bankruptcy Court confirmed the Company's plan of reorganization (the "Plan of Reorganization") on October 17, 2002 pursuant to an order issued on that date. The Plan of Reorganization became effective on October 29, 2002 (the "Effective Date"). A copy of the Bankruptcy Court's order and the Plan of Reorganization have been filed as an exhibit to this registration statement.

     Beginning on the Effective Date, the Company is governed by its Restated Certificate of Incorporation (the "Certificate of Incorporation"). Under the Certificate of Incorporation, the Company's authorized capital stock consists of 250,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Company has designated 665,000 shares of the Preferred Stock as 8% Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock"). In accordance with section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities.

     Pursuant to and in connection with the Plan of Reorganization, on the Effective Date, (1) all then-outstanding shares of the Company's pre-reorganization Common Stock, par value $.01 per share, Series A Convertible Preferred Stock, par value $.01 per share, Series B-1 Cumulative Convertible Preferred Stock, par value $.01 per share, and Series B-2 Cumulative Convertible Preferred Stock, par value $.01 per share, and all unexercised options and warrants to purchase such Common Stock, were cancelled and (2) the reorganized Company issued 44,750,000 shares of Common Stock, 300,000 shares of Series A Preferred Stock initially convertible into 5,250,000 shares of Common Stock, and warrants to purchase 1,020,000 shares of Common Stock.

     The following summary description of the Common Stock and related matters is not complete and is qualified in its entirety by reference to the full text of the Certificate of Incorporation, the Company's amended and restated bylaws (the "Bylaws") and the provisions of applicable law, including the provisions of the General Corporation Law of the State of Delaware (the "Delaware General

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Corporation Law"). Copies of the Certificate of Incorporation and Bylaws have been filed as exhibits to this registration statement.

Common Stock

     The Company is authorized under the Certificate of Incorporation to issue up to 250,000,000 shares of Common Stock. As of the Effective Date, 44,750,000 shares of Common Stock were issued and outstanding. The Common Stock has the following terms:

     Fully Paid and Non-assessable. Upon issuance, the shares of Common Stock will be fully paid and non-assessable.

     Voting Rights. Each holder of shares of the Common Stock is entitled, together with the holders of all other classes of stock, to attend the special and annual meetings of the Company's stockholders and to cast one vote for each outstanding share of Common Stock held upon any matter, including the election of one or more directors, properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the Common Stock, as such, are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law.

     Dividends. Dividends may be paid on the Common Stock and on any class or series of capital stock entitled to participate with the Common Stock as to dividends on an equal, per-share basis, but only when and as declared by the board of directors of the Company (the "Board of Directors") out of funds legally available for this purpose.

     Liquidation Rights. The holders of Common Stock and the holders of any class or series of capital stock entitled to participate with the holders of the Common Stock as to the distribution of assets in the event of any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, will become entitled to participate in the distribution of any assets of the Company remaining after it has paid, or provided for the payment of, all of its debts and liabilities and after it has paid, or set aside for payment, to the holders of any class or series of capital stock having preference over the Common Stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

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     Other Rights. Holders of the Common Stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Preferred Stock

     The Certificate of Incorporation authorizes the Board of Directors from time to time and without further stockholder action to provide for the issuance of up to 5,000,00 shares of Preferred Stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Company has designated 665,000 shares of the Preferred Stock as 8% Series A Convertible Redeemable Preferred Stock. As of the date of this amendment, 300,000 shares of the Series A Preferred Stock are issued and outstanding. Other than the Series A Preferred Stock, the Company has not designated any series of Preferred Stock as of the date of this amendment.

     The Board of Directors has broad discretion with respect to the creation and issuance of Preferred Stock without stockholder approval. The rights, preferences and privileges of holders of the Common Stock may be adversely affected by the holders of shares of any series of Preferred Stock which the Company may designate and issue from time to time. Among other things, by authorizing the issuance of shares of Preferred Stock with certain voting, conversion, redemption or other rights, the Board of Directors could adversely affect the voting power of the holders of the Common Stock and could discourage any attempt to effect a change in control of the Company even if such a transaction would be beneficial to the interests of the Company's stockholders.

     The Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights upon the liquidation, dissolution or winding-up of the Company. In addition, the holders of the Series A Preferred Stock are entitled to specified voting and approval rights, conversion rights and redemption rights.

     Dividend Rights of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for this purpose, cumulative dividends in an amount equal to the greater of (x) dividends at the annual rate of 8% per share on the $100 liquidation preference per share of Series A Preferred Stock plus the amount of any accrued and unpaid dividends for past dividend periods and (y) dividends (other than dividends in Common Stock payable in connection with a stock split or subdivision of the Common Stock) that would have been payable with respect to such share of Series A Preferred Stock during the applicable quarterly dividend period if the holder of such share had converted such share into Common Stock immediately prior to the record date of any dividend declared on the Common

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Stock in such quarterly dividend period. The dividends accrue from the most recent date to which dividends have been paid or, if no dividends have been paid, from the date of the original issuance of such shares of Series A Preferred Stock. Dividends are cumulative from each quarterly dividend payment date, whether or not there are funds of the Company legally available for payment of the dividends for any dividend period or periods.

     Dividends payable as described in clause (x) of the preceding paragraph may be paid to the holders of Series A Preferred Stock by the Company, at its option, in cash, in shares of Series A Preferred Stock, or in a combination of cash and shares of Series A Preferred Stock. The Company's ability to pay cash dividends is currently restricted by the terms of agreements governing some of its outstanding indebtedness. As a result, for so long as these restrictions remain in effect, the Company expects to pay such dividends on the Series A Preferred Stock in shares of Series A Preferred Stock. Each share of Series A Preferred Stock issued as such a payment-in-kind dividend will be valued at $100, solely for the purpose of computing the dividend amount. Dividends payable as described in clause (y) of the preceding paragraph will be payable in the same form as the related dividends declared on the Common Stock.

     Liquidation Rights of Series A Preferred Stock. Upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, and subject to the rights of the creditors of the Company and holders of securities ranking senior to or on parity with the Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to be paid, out of the assets of the Company available for distribution to stockholders, before any distribution is made on the Common Stock and any securities ranking junior to the Series A Preferred Stock, an amount in cash equal to the greater of (x) the liquidation preference of $100 per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends and (y) the amount that would have been received with respect to the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock if such shares had been converted immediately before the event of dissolution, liquidation or winding-up.

     If the amounts payable with respect to the Series A Preferred Stock and all other securities ranking on parity with the Series A Preferred Stock are not paid in full, the holders of the Series A Preferred Stock and securities ranking on a parity with the Series A Preferred Stock will share equally and ratably in any distribution of assets of the Company in proportion to the respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the Series A Preferred Stock, the holders of shares of Series A Preferred Stock will not be entitled to any further distribution of the Company's assets. Neither the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Company or its subsidiaries, nor the consolidation or merger of the Company

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with or into one or more entities, will be deemed to be a liquidation, dissolution or winding-up of the Company.

     The total amount of the liquidation preference of the Series A Preferred Stock is $30,000,000 as of the Effective Date and will increase thereafter upon the issuance of additional shares of Series A Preferred Stock as payment-in-kind dividends.

     Voting and Approval Rights of Series A Preferred Stock. Except as described below, or as otherwise required by stock exchange rule or applicable law, holders of Series A Preferred Stock will vote on an "as-converted" basis together with the holders of the Common Stock as a single class on all matters presented for a vote to the holders of Common Stock.

     For as long as at least 66 2/3% or more shares of Series A Preferred Stock issued by the Company are outstanding, the holders of such shares will be entitled, voting as a separate class, to elect two directors to serve on the Board of Directors. If the number of outstanding shares of Series A Preferred Stock falls below 66 2/3% but remains in excess of 33 1/3%, such holders will be entitled, voting as a separate class, to elect one director. If the number of outstanding shares of Series A Preferred Stock falls to or below 33 1/3%, the right of such holders to elect directors as a separate class will terminate.

     As long as any shares of Series A Preferred Stock remain outstanding, the Company will be prohibited from amending the certificate of designation for the Series A Preferred Stock in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock without the approval of the holders of a majority of the voting power of the outstanding Series A Preferred Stock, voting as a separate class. If a proposed amendment seeks to change the amount of any dividend or other amount payable on, or the liquidation preference of, the Series A Preferred Stock, the approval of the holders of at least 66 2/3% of the voting power of the outstanding Series A Preferred Stock, voting as a separate class, will be required to approve the amendment. The Company is restricted from issuing securities ranking senior to, or on parity with, the Series A Preferred Stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of the Company without the approval of the holders of a majority of the voting power of the outstanding Series A Preferred Stock, voting as a separate class.

     Conversion and Redemption Rights of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible, in whole or in part, at any time after it is issued, at the option of the holder, into such number of shares of Common Stock which is obtained by dividing the $100 liquidation preference per share plus the amount of any accrued and unpaid dividends by the conversion price applicable to such share. The initial conversion price of the Series A Preferred Stock is $5.7143 per share of Common Stock. The conversion price is subject to antidilution

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adjustments upon any stock split, share combination, recapitalization or similar event or, subject to specified exceptions, if between the Effective Date and the second anniversary of the Effective Date the Company issues, or is deemed to have issued, shares of Common Stock for no consideration or for a consideration per share less than the conversion price of the Series A Preferred Stock in effect on the date of issuance or sale, or deemed issuance or sale, of such Common Stock.

     Ten years after the Effective Date, the Company will be required to redeem all outstanding shares of Series A Preferred Stock at a redemption price per share equal to $100 plus the amount of any accrued and unpaid dividends.

Warrants

     As of the Effective Date, the Company issued 1,020,000 warrants to purchase Common Stock (the "Warrants"). The Warrants are exercisable for Common Stock at any time and from time to time until October 29, 2007. Each Warrant is initially exercisable for one share of Common Stock at an initial exercise price of $5.114 per share of Common Stock. The exercise price is subject to substantially the same antidilution adjustments as the Series A Preferred Stock, as described above under "Preferred Stock." The number of shares of Common Stock issuable upon exercise of any Warrant will be adjusted upon any antidilution adjustment to the exercise price of such Warrant. Holders of Warrants, as such, will not have any rights of stockholders of the Company.

Foreign Ownership Restrictions

     A subsidiary of the Company is a common carrier licensee within the meaning of the Communications Act of 1934 as amended (the "Communications Act") and the rules of the Federal Communications Commission (the "FCC") under that law. Under the Communications Act, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not directly own or vote, in the aggregate, more than 20% of the equity interests of a common carrier licensee, nor may such entities own or vote more than 25% of the equity interests of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting this ownership. In addition, the FCC's rules under some conditions may limit the operations of a U.S. international carrier in which a foreign telecommunications carrier owns or controls a substantial interest.

Charter and Bylaw Provisions

     The Certificate of Incorporation and the Bylaws contain provisions that could have the effect of delaying or deferring a change in control of the Company.

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     Number of Directors. The Certificate of Incorporation provides that the total number of directors constituting the entire Board of Directors will not be less than four nor more than 15 directors.

     Special Meeting of Stockholders. The Bylaws provide that special meetings of stockholders may only be called by the Company's chief executive officer or chairman of the board or by the Board of Directors pursuant to a resolution adopted by a majority of the authorized number of directors.

     Stockholder Advance Notice Procedure. The Bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings. These procedures require stockholders to submit in writing any nomination of a candidate for election to the board of directors or any other proposal for consideration at any special or annual meeting not less than 90 days prior to the meeting. The notice must include the following information: (1) the name and address of the stockholder who intends to make the nominations, propose the business, and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed; (2) a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or introduce the business specified in the notice; (3) if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (4) such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission if the nominee had been nominated, or intended to be nominated, or if the matter had been proposed, or intended to be proposed, by the Board of Directors; and (5) if applicable, the consent of each nominee to serve as director of the Company if so elected.

Transfer Agent and Registrar for Common Stock

     The transfer agent and registrar for the Common Stock is Mellon Investor Services LLC, 200 Galleria Parkway, Atlanta, Georgia 30339.

Item 2.                             Exhibits.

               The Company herewith files the following exhibits:

  1. Findings of Fact, Conclusions of Law and Order Confirming the Plan of Reorganization of ITC/\DeltaCom, Inc., dated October 17, 2002 (including ITC/\DeltaCom, Inc. First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, As Further Revised, dated

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               October 15, 2002).

  2.           Restated Certificate of Incorporation of ITC/\DeltaCom, Inc.
               (including the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof).

  3.           Amended and Restated Bylaws of ITC/\DeltaCom, Inc.

  4. Specimen stock certificate for the Common Stock of ITC/\DeltaCom, Inc.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ITC/\DeltaCom, Inc.


                                            By:   /s/ J. Thomas Mullis
                                                 -------------------------------
                                                 J. Thomas Mullis
                                                 Senior Vice President-Legal and
                                                  Regulatory

Date:  October 29, 2002

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                                  Exhibit Index

Exhibit No.                         Exhibit Description
-----------                         -------------------

    1. Findings of Fact, Conclusions of Law and Order Confirming the Plan of Reorganization of ITC/\DeltaCom, Inc., dated October 17, 2002 (including ITC/\DeltaCom, Inc. First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, As Further Revised, dated October 15,
                     2002).

    2. Restated Certificate of Incorporation of ITC/\DeltaCom, Inc. (including the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof).

    3.               Amended and Restated Bylaws of ITC/\DeltaCom, Inc.

    4. Specimen stock certificate for the Common Stock of ITC/\DeltaCom, Inc.